SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013 (Report No. 7)

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K ITEM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD.
(Registrant)
By:	/s/ Ofer Tziperman
Ofer Tziperman
Chief Executive Officer

Date: November 21, 2013

Press Release

For Immediate Release

OTI’s NFC Payment Readers Receive ISIS Certification

Rosh Pina, Israel – November 21, 2013 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in cashless payment solutions based on contactless transactions and near-field communication (NFC), has received certification from ISIS, a mobile commerce joint venture between AT&T Mobility, T-Mobile USA, and Verizon Wireless, for OTI’s complete line of Saturn NFC-enabled sales terminals and software.

“Receiving certification from ISIS provides additional validation of our NFC technology platform,” said Ofer Tziperman, OTI’s CEO. “The recent nationwide launch of the ISIS Mobile Wallet marks a major milestone for the NFC industry. As this initiative gains momentum with the support of some of the world’s largest mobile operators and payment card companies, OTI is very well positioned to capitalize on this sea-change.”

The ISIS Mobile Wallet™ allows consumers to pay using their mobile device, by securely storing virtual versions of a customer’s credit and prepaid cards, as well as coupons and merchant loyalty cards. Shoppers simply select a payment card and tap their smartphone on a NFC-enabled point-of-sale terminal like an OTI Saturn Reader. ISIS’ Mobile Wallet transforms NFC-enabled Smartphones into virtual wallets, eliminating the need for physical cards and paving the way toward a wallet-less world.

“With over 20 years’ experience providing field-proven NFC solutions, we look forward to supporting ISIS during this multi-billion dollar initiative,” added Tziperman.

As a result of the ISIS certification, OTI’s readers will be featured on the ISIS corporate website and other communication materials. ISIS has granted approval of OTI’s readers for a period of 36 months. More information about ISIS can be found at www.paywithisis.com.

About OTI
On Track Innovations Ltd. (OTI) is a leader in contactless and NFC applications based on its extensive patent and IP portfolio. OTI's field-proven innovations have been deployed around the world to address NFC payment solutions, petroleum payment and management, cashless parking fee collection systems and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances. Visit the website: www.otiglobal.com.

Safe Harbor for Forward-Looking Statements
This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in OTI’s annual report on Form 20-F for the year ended December 31, 2012 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:
Gonen Ziv
President, OTI America Inc.
732-429-1900
gziv@otiamerica.com

Investor Contact:
Scott Liolios or Matt Glover
Liolios Group, Inc.
949-574-3860
otiv@liolios.com